January 14, 2015

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nu Skin Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 18, 2014 File No. 001-12421
Dear Ms. Jenkins:
We hereby submit the following responses of Nu Skin Enterprises, Inc. (the "Company") to the staff's (the "Staff's") comment letter of December 15, 2014 (the "Comment Letter") regarding the Company's annual report on Form 10-K for the fiscal year ended December 31, 2013 (the "2013 10-K").  For ease of reference, we have included in italics each of the comments from the Comment Letter followed by the Company's response to such comment.
Form 10-K for Fiscal Year Ended December 31, 2013
Financial Statements and Supplementary Data, page 71
Note 2. Summary of Significant Accounting Policies, page 77
Revisions, page 77
1.	Please explain to us the specific nature of both reclassifications and provide the literature cite that supports the revised classifications.
In our 2013 10-K, for comparability purposes, we revised prior period financial statements to correct immaterial classification errors related to deferred taxes and selling rebates.
•
Classification of deferred taxes: We determined that certain deferred tax assets that were initially classified as current assets should be reclassified as long-term deferred tax assets as of December 31, 2013 and 2012 based on the classification of the related asset or liability for financial reporting in accordance with ASC 740-10-45-4.  Furthermore, we determined that certain long-term deferred tax assets had not been properly netted against long-term deferred tax liabilities on a jurisdictional level in accordance with ASC 740-10-45-6.

January 14, 2015

As disclosed in the 2013 10-K, these errors affected short-term deferred tax assets by $10.8 million, long-term deferred tax assets by $17.3 million, and long-term deferred tax liabilities by $28.1 million as of December 31, 2012.  Thus, the correction of these errors had less than a 5% impact on total assets and total liabilities, less than a 2% impact on current assets, and no impact on current liabilities.  The revisions had no impact on the income statements or the statements of cash flows.
•
Selling rebates: We pay our independent sales leaders (who are also customers) certain sales incentives based on their group sales volume, which can include the sales leader's own purchases (which we refer to as personal sales volume).  Prior to 2013, we recorded all such payments, including those based on personal sales volume, as selling expenses as we had concluded that the portion of the payments related to personal sales volume was not material.  During 2013, we determined that we would record the payments related to the sales leaders' personal sales volumes as a reduction to revenue in accordance with ASC 605-50-45-2, as the commissions paid on personal sales volumes represent product discounts given to our customers.

As disclosed in the 2013 10-K, these errors affected revenue and selling expenses by $24.4 million and $37.4 million in 2011 and 2012, respectively.  Thus, the correction of these errors had less than a 2% impact on revenue and less than a 4% impact on selling expenses for each year presented.  Additionally, we note that there was no impact on operating income, net income, earnings per share, the balance sheets, or the statements of cash flows.
After identifying these misstatements, we evaluated whether these classification errors would be material to prior period financial statements.  In our evaluation, we considered both quantitative and qualitative factors and concluded that the classification errors were not material to any prior period financial statements.  Although not material, we concluded that we would correct the errors in connection with the 2013 10-K, including the revision of prior period financial statements for comparability purposes.  The control deficiencies related to these reclassifications were determined to be important enough to warrant review and discussion with those responsible for oversight of the Company's financial reporting and, as such, were determined to be significant deficiencies.  The evaluation and determination of these control deficiencies is discussed further in our response to comment 2, below.
Controls and Procedures, page 105
2.
With respect to your failure to account for your Venezuelan operation as a highly inflationary economy and the "reclassification errors" going back to 2011 involving deferred taxes and selling rebates, it appears to us that disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR") may not have been effective at December 31, 2013 or material weaknesses in either or both of DC&P and ICFR were remediated during the quarter ended December 31, 2013 to make both standards effective.  Please explain to us why you believe the period in which you identified and corrected the accounting for your Venezuelan operation (March 31, 2014) is the period in which these material weaknesses made DC&P and ICFR not effective.  Explain to us also how you assessed DC&P and ICFR with respect to the reclassification errors in reaching effectiveness conclusions at December 31, 2013.

January 14, 2015

Venezuela considerations
Venezuela's economy is considered highly inflationary, and in accordance with ASC 830-10-45-10 through 45-14, beginning in 2010 we should have remeasured the financial statements of our Venezuelan subsidiary as if its functional currency was the functional currency of the entity's parent company (which for our Venezuela subsidiary is the U.S. dollar).  We note that our Venezuela subsidiary has historically been insignificant, representing approximately 1% of revenue.  Accordingly, we continued to recognize foreign currency gains and losses from our Venezuela operations in accumulated other comprehensive income as currency translation adjustments ("CTA") rather than reflecting the gains or losses in our income statement.  During 2013 and in prior periods, we monitored the maximum potential error and concluded that the uncorrected misstatements were not material.
The accumulated misstatements through March 31, 2014 were as follows (in millions):
	Pre-tax Errors	After-tax Errors	Balance Sheet Errors

2012 (and prior)	$1.6	$1.0	$1.0
Q1 2013	4.7	3.6	4.6
Q2 2013[1]	0	0	4.6
Q3 2013[1]	0	0	4.6
Q4 2013[1]	0	0	4.6
Q1 2014	14.7	11.9	16.5
Total	$21.0	$16.5
CTA accounts were regularly monitored and reviewed by management both at a consolidated level and at an individual country level.  Our controls to monitor these accounts were tested and determined to be effective as of December 31, 2013 and to operate at a sufficient level of precision to detect and investigate changes in the CTA accounts greater than a specified threshold.  We determined that the total potential error as of December 31, 2013 was $6.3 million, which was deemed immaterial for any further investigation as it was below our materiality level of $28 million for 2013.

1 There were no changes to the CTA accounts during Q2–Q4 2013 because the official exchange rate was fixed by the Venezuela government and did not change during these periods; therefore, the spot rate and average exchange rates for those periods were the same.

January 14, 2015

During the first quarter of 2014, we implemented the SICAD I foreign exchange rate, and through operation of our controls we identified the corresponding $14.7 million change in CTA accounts related to our Venezuela subsidiary; however, because this total potential error was below our initial estimate of materiality, we concluded that the potential impacts related to hyper-inflationary accounting could not be material and therefore did not do additional analysis nor initially correct the misstatement during the first quarter of 2014.
In the second quarter of 2014, we completed our analysis and concluded that we would correct the known accounting error related to hyper-inflationary accounting to prevent the accumulated misstatement from growing.  The total potential error in the first quarter of 2014 became more significant as a result of a decrease in the forecasted measure of materiality2 in the second quarter of 2014, and as a result, we determined that we needed to restate our financial statements for the period ended March 31, 2014.  Consequently, management also concluded that, as of March 31, 2014, the Company's controls to evaluate and implement hyper-inflationary accounting for its Venezuela subsidiary when it became material did not operate at an appropriate level of precision as the total potential error was closer to the materiality levels in 2014 compared to 2013.
We concluded that this deficiency represented a material weakness in ICFR as of March 31, 2014 and that the Company's DC&P were not effective as of March 31, 2014.  We also concluded that there was no material weakness as of December 31, 2013.  This conclusion is based on the following:
a.
Although a known error, we continued to account for Venezuela as if it were not a highly inflationary economy for the periods from 2010–2013 because the misstatements were immaterial during each period.  Management monitored, evaluated, and discussed significant changes to the CTA accounts, including Venezuela, on a regular basis (quarterly), assessing the materiality of any potential adjustments.

2 For the year ended December 31, 2013, we utilized a materiality level of $28 million (5% of pre-tax income) in assessing potential misstatements.  During the first quarter of 2014, management was forecasting 2014 pre-tax income of $483 million and a corresponding materiality level of $24 million (5% of pre-tax forecast).  During the second quarter of 2014, management's forecast of pre-tax income dropped significantly to approximately $320 million due to (1) damaging negative press in China and a subsequent investigation by the Chinese government in early 2014, which caused a slowdown in sales in that location; and (2) a second quarter assessment of unexpected inventory write-downs, which resulted from the significant drop in sales forecasts.  Accordingly, the materiality level in the second quarter, based on 5% of forecasted pre-tax income, decreased to $16 million.

January 14, 2015

b.
The cumulative error (i.e., $6.3 million) as of December 31, 2013 could not have been larger as it was computed based on the appropriate exchange rates, which had not changed since the first quarter of 2013.  The SICAD I and SICAD II rates (which were introduced by the Venezuela government during the first quarter of 2014) were not available for use prior to the first quarter of 2014; accordingly, the change in rates represents a condition that did not exist related to the December 31, 2013 assessment.

c.
The Venezuela business is an insignificant market for us, representing approximately 1% of revenue, and has remained stable for several years.  The misstatement was not related to changes in business but solely to the changes in foreign exchange rates.  Furthermore, Venezuela is the only highly inflationary economy in which the Company has operations.

Based upon the above, we concluded that our controls to monitor the CTA accounts, including Venezuela, were designed and operating effectively as designed at December 31, 2013 as the controls operated at a sufficient level of precision.
Reclassifications
Tax reclassifications.  As discussed in our response to comment 1, above, certain tax errors were identified that resulted in reclassifications of balance sheet accounts.  As a result, we determined that a control deficiency existed as controls were not appropriately designed to determine the appropriate balance sheet classification of deferred taxes.  When evaluating the severity of the control deficiency, we considered the nature and potential magnitude of the errors.  We note that the only impact of these errors was in regard to balance sheet classification, and as discussed above, the reclassifications were not material to the current or prior period.  We also concluded that, based on the size of the Company's deferred tax balances, it was not likely that the magnitude of a potential error could be material to the financial statements.  (Specifically, we concluded that the potential error could not be greater than approximately $32 million based on the total deferred tax liability in the jurisdiction in which these tax reclassifications related.)   However, because the deficiency led to a revision to the Company's financial statements, we determined that it was important enough to merit the attention of those responsible for the oversight of the Company's financial reporting and, therefore, determined that it was a significant deficiency.
Selling rebates reclassification.  As noted in our response to comment 1, above, accounting for commissions on personal sales volume had been incorrectly reported as a selling expense rather than as a reduction to revenue, which led to a revision of prior period financial statements.  As a result, we determined that a control deficiency existed as management had not set up a formal process to review the materiality of this known error.  When evaluating the severity of the control deficiency, we considered the nature and potential magnitude of the error.  We note that the only impact of this error was in regard to income statement classification, and as discussed above, the reclassification had no impact on operating income, net income, or earnings per share and was not material to the current or prior period.  As the amount of this error has historically approximated 2% of sales and 4% of selling expense, and based on its nature was not likely to ever be more significant in relation to total revenues and expenses as it is based upon sales leaders' personal sales volumes, we determined that the magnitude of a potential error could not be material to the financial statements.  In the initial application of the policy, we determined it was not material and that, due to the nature of the account being limited to personal sales volumes, it was unlikely to be material, but as noted previously, we did not set up a formal process to review the materiality of the error.  Because the deficiency led to a revision to the Company's financial statements, we determined that it was important enough to merit the attention of those responsible for the oversight of the Company's financial reporting and, therefore, determined that it was a significant deficiency.

January 14, 2015

Aggregation
We evaluated whether these two significant deficiencies in the aggregate could constitute a material weakness as of December 31, 2013.  To make this determination, we considered whether there were any indicators of a material weakness (as identified in the auditing standards (AS 5.69)), as follows:
•	We noted no identification of fraud.
•
We noted that the classification errors were not material to the previously issued financial statements and that the correction of those errors did not result in the restatement of previously issued financial statements.

•
We noted that the reclassification adjustments were not material to the 2013 financial statements and that, based on the nature of the adjustments, it was unlikely that a misstatement could become material.

•	These deficiencies do not relate to or otherwise indicate ineffective oversight of the Audit Committee.
Although both deficiencies relate to financial statement classification, we note that the control deficiencies related to different financial statements and accounts and are subject to separate and distinct internal control processes within separate departments.  The controls were performed by different control operators and do not stem from a common cause.  We noted no other factors or indicators that would lead a prudent official or informed user of the financial statements to conclude that these control deficiencies, individually or in aggregate, constituted a material weakness.

January 14, 2015

We also considered whether the existence of the material weakness related to Venezuela as of March 31, 2014 in combination with the significant deficiencies discussed above indicated a separate deficiency in one of the other COSO components.  As noted previously, we concluded that there was not a material weakness related to Venezuela as of December 31, 2013.  We also concluded that this combination of deficiencies was not indicative of a separate deficiency in one of the other COSO components due to the following:
a.
As it relates to the Venezuela material weakness, we evaluated the total potential error in each period; therefore, from a risk assessment and monitoring standpoint we identified the risk.  Thus, it is not an indicator of a lack of understanding of the GAAP requirements or a lack of monitoring. Rather, based on the factors noted above, including changes in the exchange rate environment during 2014, we should have performed further analysis of the total potential error in the first quarter of 2014.

b.
As it relates to the selling rebates deficiency, we concluded in the initial application of the GAAP guidance that the classification error was not material and that the potential magnitude was not likely to ever be material due to the nature of the item; therefore, similar to Venezuela, the selling rebates deficiency was not a failure within our risk assessment process and is not indicative of a lack of understanding of GAAP.

c.
The tax reclassifications deficiency was a design deficiency, but the controls related to accuracy, completeness, and timing of recording the transactions were designed and operated effectively as designed.  The design failure was not pervasive as it was limited to balance sheet classification of taxes.

Based on our evaluation of the control deficiencies, including aggregate considerations, we concluded that management's DC&P and ICFR were effective as of December 31, 2013.
Form 10-Q for the Quarter Ended September 30, 2014
Notes to Consolidated Financial Statements, page 5
Note 9. Commitments and Contingencies, page 9
3.
Please clarify our understanding of the customs matter disclosed in the third paragraph of this note.  You appear to describe the basis for calculating duties but that is not altogether clear from the disclosure.  For example, define the term, "commissionaire agent," describe what is valued by the manufacturer's invoice or other alternative methods and describe those alternative methods, and define the nature of the deductions mentioned.

January 14, 2015

        World Trade Organization rules governing merchandise valuation for customs purposes set forth a hierarchy of computation methods that are to be followed in numerical order.  Under Article 1 the World Trade Organization Customs Valuation Agreement (the "Customs Valuation Agreement"), the primary method for determining the customs value of imported goods is "the transaction value, that is the price actually paid or payable for the goods when sold for export to the country of importation" (the "Transaction Value Method") (emphasis added).  If the Transaction Value Method cannot be applied, and only if it cannot be applied, the Customs Valuation Agreement provides the following methods (set forth in different Articles), which are to be used in the following order:

a.	Transaction value of identical goods
b.	Transaction value of similar goods
c.
Deductive Value Method: Under this method, the starting value is the price at which the imported goods (or similar goods) are sold to an unrelated buyer in the country of importation.  From this "gross" starting price, appropriate deductions must be made to reduce that price to the relevant customs value.  Among the allowed deductions are: commission payments, general expenses, profits, transportation costs, taxes, duties and other importation costs.

d.	Computed Value Method: Under this method, the value is calculated by adding the manufacturing cost of the imported goods and specified costs and profits.
We sell products in Japan on a "commissionaire" basis.  Under this structure, product is shipped to Japan and sold by a "commissionaire agent" on behalf of our U.S. subsidiary in return for a commission.  The commissionaire agent, our Japan subsidiary, never takes ownership or title to the merchandise but receives a commission and reimbursement of expenses.
We believe that the Transaction Value Method is the appropriate method for determining the customs value for calculating import duties, and in applying this method, we used the price that we paid to the manufacturer for the products that are being sold from the manufacturer to the Company for export to Japan.  The products are intended, and manufactured, packaged, and marked specifically, for resale in Japan, and they are in many circumstances shipped directly to Japan.  As such, manufacturer's invoices are presented to Japan Customs upon importation to establish the prices actually paid or payable for the goods under the Transaction Value Method.
The Japan Customs believes that the Deductive Value Method should be used to determine the tax base for computing duties.  They dispute our position that the sale by the manufacturer was a sale for import.  They argue that the relevant transaction is the Commissionaire arrangement, and since there is no sales price under such arrangement, they have taken the position that the Deductive Value Method is the appropriate valuation method. However, the Company believes the Deductive Value Method is not appropriate because, as discussed above, that method can only be used if the Transaction Value Method cannot be applied for determining customs values.

January 14, 2015

4.
Please revise to disclose the aggregate amount of the assessment and disputed duties on a gross basis unless the consumption taxes, which appear to have been deducted from the $39.7 million amount, are probable of recovery.  If you believe the existing disclosure is appropriate, please explain your basis for this conclusion.

The consumption taxes that were assessed with the revised customs valuations are recoverable as a credit against consumption taxes collected from consumers when goods are sold in Japan, and in fact, the additional consumption taxes have already been fully recovered.  Because consumption taxes are ultimately passed through to the final consumer, we believe the existing disclosure accurately describes our potential liability and expense.
5.
We note you recognize as long-term receivables certain duties that have been incurred and paid in protest.  Please tell us the balance of this asset as of September 30, 2014.  Please explain to us why you are recognizing this gain contingency in the financial statements instead of recognizing all of the incurred and paid duties as expenses, and explain why you believe the amounts paid in protest are probable of recovery.  We note the Japanese customs authorities and Ministry of Finance have rejected your protests and appeals in this area.

The aggregate assessment figures that we have recognized as deposits are as follows (in billions of JPY):
Gross assessments:	6.74
Less: recovered consumption taxes:	(2.39)	(This amount has already been recovered.)
Net balance receivable:	4.35

As of September 30, 2014, the net amount of disputed assessments (which we were required to pay before disputing the assessments) was approximately $39.7 million (at an exchange rate of JPY:USD of 109.66:1).  We have concluded that the payments that we were required to make before disputing the assessments meet the definition of an asset and therefore have recorded them as deposits.
For accounting purposes, we have analyzed the facts and legal issues associated with these assessments, and we have determined that it is not probable that we will lose the appeal and fail to recover the assessments.  In making this determination, we consulted with several advisors, including our outside legal counsel, our internal tax and customs personnel, and our outside customs advisors.  Based on these consultations, we determined we have strong legal arguments that support our position as more fully described below.  However, because we determined that it was reasonably possible that we could lose the appeal, we have disclosed a potential loss contingency under ASC 450-20-25-2 in both our financial statements and our Management's Discussion and Analysis of Financial Condition and Results of Operations.    We have consistently applied and disclosed this accounting treatment in analogous fact patterns since 2004.

January 14, 2015

From a legal perspective, we believe it is not probable that we will fail to recover the amounts that we paid in protest.  In Japan, the review by the district court is a de novo review; the court is not required to give deference to the decision made by the Ministry of Finance.  As customs are ultimately governed by an international treaty, the Customs Valuation Agreement, we believe that a review by an independent judicial tribunal will provide a more impartial review of the matter than the administrative appeals process provides.  Thus, based on our review of the matter and consultation with our legal and customs advisors, we continue to believe that it is not probable that we will lose our appeal with the district court; we believe that it will ultimately be determined that the Transaction Valuation Method is the proper valuation method.  While there is not any specific case law dealing with facts similar to our facts, we believe our position is supported by Advisory Opinion 14.1 issued by the World Trade Organization's Technical Committee on Customs Valuation, which we believe is the most important document for interpretation of the phrase "sold for export to the country of importation."  This is the key language in the Customs Valuation Agreement that is referenced in our response to comment 3, above.  Although an advisory opinion is not an international treaty, it can be taken into account for interpretation of a treaty as relevant rules of international law applicable in the relations between the parties.  Advisory Opinion 14.1 states in part as follows (emphasis and clarification added):
If the importer can demonstrate that the immediate sale under consideration took place with the view to export the goods to the country of importation, then Article 1 [the Transaction Value Method] can apply.
In this case, the products are specifically manufactured and packaged for resale in Japan.  Many of the formulas are unique to the Japan market, and the packaging is specific for the Japan market.  Thus, we believe the evidence clearly supports that the products were sold for export to Japan and that therefore the Transaction Value Method must be used.
Note 13. Venezuela Highly Inflationary Accounting, page 14
6.
Please justify your conclusion that the amount of any restatement to prior periods was not material and did not warrant restatement.  Provide the necessary calculations.  Refer to SAB Topics 1.M and 1.N.

As discussed in our quarterly report on Form 10-Q for the quarter ended September 30, 2014, we concluded that the uncorrected misstatements related to the accounting for our Venezuela subsidiary for periods prior to the first quarter of 2014 were not material.  In reaching this conclusion, we considered both quantitative and qualitative factors as prescribed by SAB Topics 1.M and 1.N.  The quantitative analysis is as follows:

January 14, 2015

Proposed Adjustments (in millions)	2010	2011	2012	2013	Iron Curtain 2013
Loss on remeasurement	$(1.6)	$-	$-	$(4.7)	$(6.3)
Tax effect	0.6	-	-	1.1	1.6
Net of tax impact on income	(1.0)	-	-	(3.6)	(4.7)

Gross Margin (pre-adjustment)	$1,245.3	$1,397.0	$1,779.1	$2,670.9	$2,670.9
Operating Income (pre-adjustment)	217.1	233.7	340.8	554.1	554.1
Pre Tax Income (pre-adjustment)	207.6	226.8	345.2	556.9	556.9
Net Income (pre-adjustment)	136.1	153.3	221.6	364.9	364.9

Impact as a % of
Gross Margin	0.0%	0.0%	0.0%	0.0%	0.0%
Operating Income	0.0%	0.0%	0.0%	0.0%	0.0%
Pre Tax Income	0.7%	0.0%	0.0%	0.8%	1.1%
Net Income	0.7%	0.0%	0.0%	1.0%	1.3%

We note that for each line item affected on the consolidated income statement, the impact is not greater than 1.0% for the years 2010–2013 and is less than 1.5% under the Iron Curtain analysis.  Additionally, we note that no balance sheet accounts were affected except for Currency Translation Adjustment and Retained Earnings, which offset as components of equity.  Additionally, we note that there was no impact on current and total assets or current and total liabilities.  We also noted that there was no impact to the statement of cash flows.  Accordingly, we concluded that the misstatements related to prior periods were not quantitatively material.  We also considered qualitative factors in accordance with SAB Topics 1.M and 1.N and noted no factors that indicated that the misstatements could be qualitatively material.
Note 14. Write-down of Inventory, page 15
7.
You disclose a $50.0 million write-down of estimated surplus inventory was taken during the second quarter and that total inventory write-downs were $60.7 million as of September 30, 2014.  Please tell us why you have not identified this charge as a separate item below cost of sales on the income statement in accordance with FASB ASC paragraph 330-10-50-2 and as a separate noncash item in the reconciliation of net income to net cash used in or provided by operations in the statement of cash flows.  Otherwise, please confirm you will include this adjustment as a separate charge in your income statement and statement of cash flows in future filings.

January 14, 2015

As noted by the Staff, we recorded a $50.0 million write-down of estimated surplus inventory during the second quarter of 2014.  As the size of this inventory adjustment was unusual, we provided transparent disclosure in the notes to the financial statements and also in Management's Discussion and Analysis of Financial Condition and Results of Operations to give the reader an understanding of the nature and impact of the write-down.  By using the phrase "it will frequently be desirable to disclose" in ASC 330-10-50-2, we believe the FASB recognized that judgment should be exercised when determining if it is necessary to present this charge as a separate item below cost of sales.  We believe that our existing disclosures are sufficiently transparent and do not believe it is necessary to identify this charge as a separate item below cost of sales.  Similarly, given our current disclosure and the fact that the impact of the write-down on operating cash flows is included within the change in inventory line item, we do not believe ASC 230 requires us to present this charge as a separate non-cash item in the reconciliation of net income to net cash provided by (used in) operating activities.
Acknowledgment
As requested by the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that these responses address the comments raised by the Staff.  If you have any questions, please contact the undersigned at (801) 345-6013.
Sincerely,
/s/ Ritch N. Wood
Ritch N. Wood
Chief Financial Officer
 Nu Skin Enterprises, Inc.
cc:                Myra Moosariparambil, U.S. Securities and Exchange Commission
Nolan S. Taylor, Dorsey & Whitney LLP